The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

RECEIVED
2006 MAR 21 A 10:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

06011784

March 17, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice concerning agreement regarding business alliances between The Sumitomo Trust & Banking Co., Ltd. and The Yachiyo Bank, Ltd. with capital involvement</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Tsukasa Tanigawa
Title: Joint General Manager

RECEIVED
2006 MAR 21 A 10:35

March 17, 2006

The Sumitomo Trust & Banking Co., Ltd.
The Yachiyo Bank, Ltd.

Agreement regarding business alliances between The Sumitomo Trust & Banking Co., Ltd. and The Yachiyo Bank, Ltd. with capital involvement

The Sumitomo Trust and Banking Co., Ltd. (Sumitomo Trust) and The Yachiyo Bank, Ltd. (Yachiyo Bank) jointly announced today that two companies have signed an agreement regarding business alliances with capital involvement. The objective of the agreement is to strengthen business franchise and enhance corporate value for each company through providing attractive financial products and services to customers in Tokyo metropolitan area by furnishing competence of each bank.

1. Objective of the agreement

Yachiyo Bank has broad branch network centering in Tokyo and the northeast of Kanagawa Prefecture. As a regional bank, Yachiyo Bank has been consistently pursuing sound management aiming for high loyalty of clients of its business area and contributions to the regional economy since its foundation.

Sumitomo Trust has been pursuing customer-oriented business model based on its strength in trust business by providing high quality financial products and services, in the field of banking, trust and real estate business.

Competition among financial institutions in Tokyo metropolitan area is becoming fiercer. Under this circumstance, Yachiyo Bank has been considering strategic alliances with other financial institutions aiming for maintaining and enhancing its customer franchise by providing customers new financial products and services which increase customers' satisfaction and convenience. In addition, Yachiyo Bank positions repayment of public funds and further improvement of its financial fundamentals as management's top priorities in order to implement more flexible and agile strategies and to solidify its status as a regional bank in Tokyo metropolitan area with a dominating presence.

On the other hand, Sumitomo Trust, having completed the repayment of public funds and disposal of non-performing loans, is pursuing strategic alliances to expand its customer base, while improving overall profitability. Sumitomo Trust has been looking for strong partnership with financial institutions, which have solid franchise of small-and-medium companies and individuals in Tokyo metropolitan area.

Sumitomo Trust and Yachiyo Bank believe that these alliances will be the best partnership between two financial institutions, which have little overlap in terms of clients and business franchise. Therefore, they can utilize strength of each bank most effectually. Two companies will make various business alliances, such that Yachiyo Bank provides its customers with financial products and services manufactured by Sumitomo Trust group, including estate and will services, investment trust, and real estate related services. Sumitomo Trust and Yachiyo Bank also agreed to make capital alliances as a form of strong commitment. Sumitomo Trust

will purchase all of the preferred shares ("Public funds") held by Resolution and Collection Corporation. Sumitomo Trust will also acquire common stocks (unlisted) of Yachiyo Bank up to 5% of the total issued shares. Yachiyo Bank will purchase approximately 500 million yen equivalent common stocks of Sumitomo Trust from the secondary market.

2. Outline of the business and capital alliances

(1) Business alliances

a. Retail business

- Estate and will services
- Investment products including investment trust, time deposits, and trust products
- Loan business
- Other businesses which enhance each bank's retail franchise

b. Wholesale business

- Finance business such as non-recourse loans of real estate and syndicated loans
- Turnaround business
- Real estate related business
- Other businesses which enhance each bank's wholesale franchise

c. Other businesses

- Affiliated ATM Network
- Joint development of new financial products
- *Other businesses which enhance each bank's profitability*

(2) Capital alliances

a. Outline of purchase of "Public funds"

Deposit Insurance Corporation of Japan accepted today an application of Yachiyo Bank to repay its "Public funds". Sumitomo Trust is authorized to purchase the preferred shares from Resolution and Collection Corporation. The purchase price was decided based on due diligence and evaluation by outside financial advisors. The conditions of the purchase are as follows.

- Name of the securities: The Yachiyo Bank Ltd. Preferred Shares No.1
- Number of shares to be purchased : 35,000 shares (100% of originally issued shares)
- Purchase price : 1,144,800 yen per share
- Total amount : 40,068,000,000 yen
- Seller : Resolution and Collection Corporation
- Date of share transfer (plan) : March 24, 2006
- Sumitomo Trust has agreed on limitation of transfer and conversion of the preferred shares until the end of the conversion period, September 29, 2010 under the conditions described in the agreement.

<For reference: Outline of the preferred shares>

- Name of the securities: The Yachiyo Bank Ltd. Preferred Shares No.1
- Number of shares issued : 35,000 shares
- Issue price : 1,000,000 yen per share
- Conversion price as of today: 530,296.6 yen
- Dividend: 11,300 yen per share

- Mandatory conversion date: September 30, 2010

b. Outline of cross shareholding

- Sumitomo Trust will purchase common stocks, including treasury stocks, of Yachiyo Bank up to 5% of the total issued shares. Sumitomo Trust will be the largest shareholder as a consequence of this purchase.
- Yachiyo Bank will purchase approximately 500 million yen equivalent common stocks of Sumitomo Trust from the secondary market.
- Schedule and other details will be determined.

c. Others

Yachiyo Bank will buy back and retire 25 billion yen face amount of preferred shares purchased by Sumitomo Trust after a resolution of the next shareholders meeting. Subsequently, Sumitomo Trust will purchase 20 billion yen face amount of new preferred shares and subordinated convertible bonds, which Yachiyo Bank will issue on the same day for refinancing. Terms and conditions of the new preferred shares and the subordinated convertible bonds will be determined between two parties. The main conditions will be as follows.

- Conversion period will commence in approximately 5 years from issue date and mandatory conversion date will be in approximately 10 years as well.
- Reset of conversion price will be downward only.
- The new preferred shares and the subordinated convertible bonds will be issued at par and the yield will be determined based on the market level.
- Subject to the approval of the relevant authorities, details of the conditions including the above will be determined between two parties.

3. Outline of Sumitomo Trust and Yachiyo Bank (Non-consolidated, as of September 30, 2005)

	Sumitomo Trust		Yachiyo Bank	
(1) Company name	The Sumitomo Trust and Banking Co., Ltd		The Yachiyo Bank, Ltd.	
(2) Representative	Yutaka Morita, President and CEO		Hiroshi Katakura, President	
(3) Location of head office	4-5-33, Kitahama, Chuoku, Osaka		5-9-2, Shinjuku, Shinjukuku, Tokyo	
(4) Establishment date	July 1925		December 1924	
(5) Main area of business	Trust and banking business		Banking business	
(6) End of fiscal year	March 31st		March 31st	
(7) Number of employees	5,076		1,680	
(8) Main locations of business	Main office/Osaka Domestic branches 51 Representative offices 10 Overseas branches 4 Overseas representative offices 4		Main office/Shinjyuku, Tokyo Domestic branches 76 Representative offices 8 Mainly in Tokyo and Kanagawa Prefecture	
(9) Capital	287,053 million yen		28,812 million yen	
(10) Number of total issued shares	Common stocks 1,672,147,956		Common stocks 115,323 Preferred shares 35,000	
(11) Principal shareholders	Japan Trustee Services Bank, Ltd. (Trust accounts) 6.43% The Master Trust Bank of Japan, Ltd. (Trust accounts) 5.70% State Street Bank and Trust Company 2.64%		Employee Stockholders' Association 2.77% Sumitomo Mitsui Banking Corporation 1.38% Kyoei Fire & Marine Insurance Co., Ltd. 1.31%	
(12) Financial Results for the fiscal year ended March 31,2005 (Millions of yen)	Operating income	478,474	Operating income	47,308
	Net operating income	120,587	Net Operating income	4,991
	Net income	84,700	Net income	4,596
	Total assets	16,018,584	Total assets	1,997,085
	Net assets	903,013	Net assets	95,349

4. Schedule

March 17, 2006	Signing of the agreement regarding business and capital alliances
March 20, 2006 (plan)	Signing of the transfer agreement of The Yachiyo Bank, Ltd. Preferred Shares No.1
March 24, 2006 (plan)	Date of share transfer of The Yachiyo Bank, Ltd. Preferred Shares No.1

5. Effect to the forecast

Neither Sumitomo Trust nor Yachiyo Bank has revised their respective forecast of financial results and conditions for the current fiscal year, ending March 31, 2006.

For further information, please contact:
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654